COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement") is made and entered into as of June 6, 2025 (the "Effective Date") by and among Culp, Inc., a North Carolina corporation (the "Company"), and each of the persons listed on Exhibit A hereto (each, an "Investor" and collectively, the "Investors" or the "Investor Group"). The Company and each of the Investors are each herein referred to as a "party" and collectively, the "parties"). Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 12 herein.

WHEREAS, each of the Investors beneficially owns the number of shares of the Company's common stock, par value $0.05 per share (the "Common Stock"), listed on Exhibit A hereto;

WHEREAS, the Company and the Investor Group have engaged in discussions regarding the Company's Board of Directors (the "Board"), business, financial performance, and strategic plans; and

WHEREAS, the Company and the Investor Group believe that the best interests of the Company and its shareholders would be served at this time by, among other things, (i) the Company renominating, at the request and recommendation of the Investor Group, Alexander B. Jones ("Jones") to stand for election to the Board at the Company's 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting") and the Company's 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting"), (ii) the Company nominating, at the request and recommendation of the Investor Group, Douglas Collier and Lynn Heatherton (each a "New Director" and collectively, the "New Directors" and together with Jones, each an "Investor Group Designee" and collectively, the "Investor Group Designees") to stand for election to the Board at the 2025 Annual Meeting and 2026 Annual Meeting, (iii) establishing a strategy committee of the Board (the "Strategy Committee"), (iv) entering into this Agreement to provide for the foregoing nominations and establishment of the Strategy Committee, and (v) agreeing to the other covenants and agreements contained herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. **Board Matters**.

(a) 2025 Annual Meeting. The Company agrees that the 2025 Annual Meeting shall be held no later than October 15, 2025.

(b) Board Size. The Company agrees that the number of authorized directors on the Board shall not exceed (i) eight (8) directors effective as of the 2025 Annual Meeting and (ii) seven (7) directors effective as of the 2026 Annual Meeting and thereafter shall not be further increased prior to the Termination Date (as defined below), in each case without the Investor Group's prior written consent.

(c)   Nominations. Prior to the execution of this Agreement (i) the Corporate Governance and Nominating Committee of the Board (the "Nomination Committee") has reviewed and approved the qualifications of the Investor Group Designees to serve as members of the Board, and (ii) the Board has determined that the Investor Group Designees are "independent" under the listing standards of the New York Stock Exchange ("NYSE"). The Company agrees that (A) the Board and all applicable committees of the Board shall take all necessary actions (including, without limitation, calling a special meeting of the Board to approve all actions contemplated hereby) to nominate each Investor Group Designee as a candidate for election to the Board at the 2025 Annual Meeting for a term expiring at the 2026 Annual Meeting and as a candidate for election to the Board at the 2026 Annual Meeting for a term expiring at the Company's 2027 Annual Meeting of Shareholders (the "2027 Annual Meeting"), in each case until their successors are duly elected and qualified, and (B) the Company shall solicit proxies for the election of the Investor Group Designees at the 2025 Annual Meeting and 2026 Annual Meeting in the same manner as it recommends, supports, and solicits proxies for the election of the Company's other director nominees.

(d)   Committees of the Board. The Company agrees that, during the Standstill Period (as defined below), the Investor Group Designees shall be considered along with all other Board members for Board committee assignments in connection with the Board's annual review of committee composition. Without limiting the foregoing, Jones shall continue to serve on each of the Audit Committee and the Compensation Committee of the Board during the Standstill Period, provided that Jones is and continues to remain eligible to serve as a member of such committees pursuant to applicable law and the listing standards and/or rules of the NYSE that are applicable to the composition of such committees.

(e)   Strategy Committee. Upon the Effective Date, the Board shall take such actions as are necessary to establish the Strategy Committee to make recommendations to the Board with respect to value creation and growth initiatives. During the Standstill Period, subject to their continued service on the Board, the Strategy Committee shall consist of Jones, Robert G. Culp, IV, William L. Tyson and Douglas Collier, the last of whom shall be appointed to the Strategy Committee immediately following their election to the Board at the 2025 Annual Meeting. Prior to the Termination Date, the Strategy Committee shall consist of no more than four (4) directors (including the Investor Group Designees) and shall be chaired by an independent director.

(f)   Board Policies and Procedures. The Investor Group and the Investor Group Designees understand and acknowledge that all members of the Board, including the Investor Group Designees, are required to comply with all policies, processes, procedures, codes, rules, standards, and guidelines applicable to members of the Board, as in effect from time to time, including, without limitation, the Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, and policies on stock trading, stock ownership, hedging and pledging of Company securities, public disclosures and confidentiality, and agree to strictly preserve the confidentiality of Company business and information, including the discussion of any matters considered in meetings of the Board or Board committees whether or not the matters relate to material non-public information. The Investor Group Designees and the Investor Group shall provide the Company with such information concerning the Investor Group Designees and/or the Investor Group as is required to be disclosed under applicable law or stock exchange regulations, including the completion of the Company's standard directors' and officers' questionnaire upon request, in each case as promptly as necessary to enable the timely filing of the Company's proxy statement and other periodic reports with the SEC.

(g)   Replacements. The Company agrees that if, during the Standstill Period, any Investor Group Designee (or his or her replacement appointed pursuant to this Section 1(g)) is unable to serve as a director, resigns, or is removed as a director prior to the end of the term of office set forth above, and at such time the Investor Group beneficially owns in the aggregate at least the lesser of (x) seven and one half percent (7.5%) of the Company's then outstanding Common Stock and (y) 623,495 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations, and similar adjustments), then the Investor Group shall have the ability to recommend a substitute person, provided that any such substitute person so recommended shall qualify as "independent" under NYSE's listing standards and have the relevant financial and business experience to fill the resulting vacancy. In the event that the Nomination Committee does not accept a substitute person so recommended (it being acknowledged that the Nomination Committee cannot unreasonably withhold, condition, or delay its approval), then the Investor Group shall have the right to recommend an additional substitute person for consideration by the Nomination Committee. Upon acceptance of a replacement director nominee by the Nomination Committee, the Board will take such actions as are necessary to appoint such replacement director to the Board no later than ten (10) business days after the Nomination Committee's recommendation. Subject to NYSE rules and applicable law, upon a replacement director's appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such replacement director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director's resignation or removal. Any replacement director designated pursuant to this Section 1(g) replacing an Investor Group Designee prior to the mailing of the Company's definitive proxy statement for the 2025 Annual Meeting or 2026 Annual Meeting shall stand for election at the 2025 Annual Meeting or 2026 Annual Meeting, as applicable, together with the other director nominees. Following the appointment of any replacement director in accordance with this Section 1(g), any reference to an Investor Group Designee in this Agreement shall be deemed to refer to such replacement director.

(h)   Rights and Benefits of the Investor Group Designees. The Company agrees that the Investor Group Designees shall receive (i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors on the Board, (ii) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board, and (iii) such other benefits on the same basis as all other non-management directors on the Board.

(i)   Designation. The Company agrees that the Board and all applicable committees of the Board shall take all actions reasonably necessary, effective no later than immediately prior to the execution of this Agreement, to determine, in connection with the initial nomination and election of the New Directors as directors, that each New Director is deemed to be (A) an "incumbent director" (as such term may be defined in the definition of "change in control" (or any similar term) under the Company's incentive plans, option plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, indentures, material agreements ("Documents"), or any other related plans or agreements that refer to any such Document's definition of "change in control" or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of "change in control" or any similar term under the Documents, in each case for clauses (A) and (B), to the extent permitted under each Document.

2. **Voting**. At each annual and special meeting of shareholders held prior to the expiration of the Standstill Period, each of the Investors agrees to (i) appear at such shareholders' meeting or otherwise cause all shares of Common Stock beneficially owned by each Investor and their respective Affiliates and Associates to be counted as present threat for purposes of establishing a quorum; (ii) vote, or cause to be voted, all shares of Common Stock beneficially owned by each Investor and their respective Affiliates and Associates, on the Company's proxy card or voting instruction form, in favor of (a) each of the directors nominated by the Board and recommended by the Board in the election of directors (and not in favor of any other nominees to serve on the Board), and (b) each of the other proposals listed on the Company's proxy card or voting instruction form as identified in the Company's proxy statement in accordance with the Board's recommendations; *provided, however,* in the event that Institutional Shareholder Services Inc. ("ISS") recommends otherwise with respect to any proposals (other than the election or removal of directors), each of the Investors shall be permitted to vote in accordance with the ISS recommendation; *provided, further,* that each of the Investors shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company, or other business combination involving the Company requiring a vote of shareholders of the Company; and (iii) not execute any proxy card or voting instruction form in respect of such shareholders' meeting other than the proxy card and related voting instruction form being solicited by or on behalf of the Company or the Board without the Board's prior written approval. No later than three (3) business days prior to each such meeting of shareholders held prior to the expiration of the Standstill Period, each Investor shall, and shall cause each of its Associates and Affiliates to, vote any shares of Common Stock beneficially owned by such Investors in accordance with this Section 2.

3. **Standstill**.

(a) Each Investor agrees that, except as expressly permitted elsewhere in this Agreement, from the date of this Agreement until the expiration of the Standstill Period, without the prior written approval of the Board, neither it nor any of its controlled Affiliates or Associates shall, directly or indirectly, alone or in concert with others, in any manner:

(i) propose or publicly announce or otherwise disclose an intent to propose or enter into or agree to enter into, singly or with any other person, directly or indirectly, (A) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries, (B) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries, or (C) any form of tender or exchange offer for the Common Stock, whether or not such transaction involves a Change of Control of the Company, it being understood that none of the foregoing will prohibit any member of the Investor Group or their Affiliates or Associates from (x) selling or tendering its shares of Common Stock, or otherwise receiving consideration, pursuant to such transaction, or

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(y) voting on any such transaction in its sole discretion in accordance with Section 2 of this Agreement;

(ii)   engage in any "solicitation" of proxies or written consents to vote any voting securities of the Company or become a "participant" in a "solicitation," as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Exchange Act, to vote any securities of the Company in opposition to any recommendation or proposal of the Board, other than in connection with a matter for which the Investors have voting discretion pursuant to Section 2 of this Agreement;

(iii)   acquire, or offer, or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of record or beneficial ownership of or economic exposure to any voting securities or engage in any swap or hedging transaction, or other derivative agreement of any nature with respect to any voting securities, in each case, if such acquisition, offer, agreement or transaction would result in the Investors, together with their Affiliates and Associates, (A) having beneficial ownership of more than 15.0% of the Common Stock outstanding at such time or (B) having a Net Long Position in more than 15.0% of the Common Stock outstanding at such time; provided, that for purposes of the foregoing ownership limitation, it is understood and agreed that any securities acquired or underlying any award or grant from the Company with respect to Jones' service as a director of the Company shall be excluded;

(iv)   acquire or agree, offer, seek, or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person, in each case other than securities of the Company;

(v)   knowingly encourage or knowingly influence any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of the Company, other than in a manner consistent with Section 2 of this Agreement;

(vi)   engage in (A) any short sale, or (B) any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including, without limitation, any put or call option or "swap" transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company, in the case of clause (B), to the extent it would result in the Investors no longer having a "net long" position with respect to shares of Common Stock of the Company;

(vii)   intentionally pledge, hypothecate, or put any liens against the Company's capital stock; *provided, however,* nothing herein shall prevent any Investor from partaking in customary margin transactions with a broker regulated by the Financial Industry Regulatory Authority or holding its securities of the Company in a margin account;

(viii)   make any public proposal with respect to: (A) any change in the number or identity of directors of the Company or the filling of any vacancies on the Board, other than as provided under Section 1 of this Agreement, (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company, (C) any other material change in the Company's management, business, or corporate structure, (D) seeking to have the Company waive or make amendments or modifications to the Company's Articles of Incorporation or Bylaws, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, in each case except as permitted expressly by this Agreement;

(ix)   otherwise publicly act to seek to control or influence the management, the Board, or policies of the Company or initiate or take any action to obtain representation on the Board, except as permitted expressly by this Agreement;

(x)   (A) call or seek to call (publicly or otherwise), alone or in concert with others, a meeting of the Company's shareholders or act by written consent in lieu of a meeting (or the setting of a record date therefor), (B) seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as expressly set forth in Section 1, (C) make or be the proponent of any shareholder proposal to the Company or the Board or any committee thereof, (D) seek, alone or in concert with others (including through any "withhold" or similar campaign), the removal of any member of the Board, or (E) conduct a referendum of shareholders of the Company; *provided* that nothing in this Agreement will prevent the Investors or their Affiliates from taking actions in furtherance of identifying any replacement director candidate in accordance with Section 1(g), as applicable;

(xi)   deposit any Common Stock in any voting trust or similar arrangement or subject any Common Stock to any voting agreement or pooling arrangement, other than (A) any such voting trust, agreement, or arrangement solely among the Investors and their Affiliates and/or Associates, (B) customary brokerage accounts, margin accounts and prime brokerage accounts, (C) granting any proxy in any solicitation approved by the Board and consistent with the recommendation of the Board, (D) granting any proxy in any solicitation in connection with any matter for which the Investors have voting discretion pursuant to, and in accordance with, Section 2 of this Agreement, and (E) otherwise in accordance with this Agreement;

(xii)   form, join or in any other way knowingly participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a "group" that includes all or some of the Investors, but does not include any other entities or persons that are not members of the Investor Group as of the date hereof); *provided, however,* that nothing herein shall limit the ability of an Affiliate or Associate of any Investor to join the "group" following the execution of this Agreement, so long as any such Affiliate or Associate agrees to be bound by the terms and conditions of this Agreement;

(xiii)   demand a copy of the Company's list of shareholders or its other books and records, whether pursuant to the North Carolina Business Corporation Act or otherwise;

(xiv)   commence, encourage, or support any derivative action in the name of the Company, or any class action against the Company or any of its officers or directors (in each case in their capacities as such) (it being acknowledged that the Company, its Affiliates and their respective officers and directors shall not commence litigation against the Investors during the Standstill Period; *provided*, *however*, that nothing in this clause (xiv) will in any way limit the rights of either party under this Agreement or any other agreement between the parties, including by commencing litigation to enforce such rights); *provided*, *however*, that for the avoidance of doubt, the foregoing shall not prohibit any Investor from (A) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement, (B) exercising statutory appraisal rights or (C) responding to or complying with a validly issued legal process;

(xv)   make any request or submit any proposal to amend the terms of this Section 3 other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any party;

(xvi)   take any action challenging the validity or enforceability of any of the provisions of this Section 3 or publicly disclose, or cause or facilitate the public disclosure (including, without limitation, the filing of any document with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to either (A) obtain any waiver or consent under, or any amendment of, any provision of this Agreement, or (B) take any action challenging the validity or enforceability of any provisions of this Section 3; or

(xvii)   advise, assist, knowingly encourage, or seek to persuade any person or entity to take any action or make any statement inconsistent with any of the foregoing.

(b)   Notwithstanding anything in Section 3(a) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict any Investor or Investor Group Designee from (i) communicating privately with the Board or any of the Company's officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any party, (ii) communicating with shareholders of the Company and others in a manner that does not otherwise violate Section 3(a) of this Agreement, (iii) making a public statement about how such Investor intends to vote and the reasons therefor with respect to any publicly announced Change of Control transaction, (iv) exchanging, tendering, or otherwise participating in any tender or exchange offer with respect to the Common Stock, whether or not such transaction involves a Change of Control of the Company, on the same basis as the other shareholders of the Company, or (v) taking any action necessary to comply with any law, rule, or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over an Investor.

(c)   Notwithstanding the foregoing, the provisions of this Section 3 shall not limit in any respect any Investor Group Designee from taking actions in good faith solely in his or her capacity as a director of the Company, recognizing that such actions are subject to such director's fiduciary duties to the Company and its shareholders (it being understood and agreed that none of the other Investors or any of their Affiliates or Associates shall seek to do indirectly through any Investor Group Designee anything that would be prohibited if done directly by any of such other Investors or their Affiliates and Associates).

(d)   Notwithstanding anything contained in this Agreement to the contrary, the provisions of Section 1 through Section 3 of this Agreement shall automatically terminate upon the occurrence of a Change of Control transaction involving the Company.

(e)   For purposes of this Agreement, "Standstill Period" shall mean the period commencing on the Effective Date and ending upon the date that is the earlier of (i) thirty (30) calendar days prior to the expiration of the advance notice period for the submission by shareholders of director nominations (as set forth in the advance notice provisions of the Company's Bylaws, as amended) for consideration at the 2027 Annual Meeting and (ii) one hundred and twenty (120) calendar days prior to the first anniversary of the 2026 Annual Meeting (the "Termination Date").

4.   **Confidentiality**.

(a)   The Investors and Jones (when serving in his capacity as a director) (each of the foregoing, a "Recipient"), each acknowledge the confidential and proprietary nature of the Confidential Information (as defined below) and agree that the Confidential Information (i) will be kept strictly confidential by Recipient and Recipient's Representatives (as defined below), and (ii) will not be disclosed by Recipient (except to other Recipients and their Affiliates and Associates and such person's Representatives to the extent expressly permitted by this Agreement) or by Recipient's Representatives to any person except with the specific prior written consent of the Company or except as expressly otherwise permitted by this Agreement. It is understood that (A) Recipient may disclose Confidential Information only to those of Recipient's Representatives who are informed by Recipient of the confidential nature of the Confidential Information and the obligations of this Section 4, and (B) Recipient shall be responsible for the breach of the provisions of this Section 4 by Recipient's Representatives. To the extent that any Recipient or its Representative is requested, required, or compelled to disclose the Confidential Information by judicial, regulatory, or administrative process pursuant to the advice of counsel or by requirements of law, the Recipient shall, to the extent legally permissible, provide the Company with (x) prompt notice to any such requested, required, or compelled disclosure to enable the Company, at its sole expense, to seek a protective order or similar remedy, and (y) reasonable cooperation, at the Company's sole expense, with respect to any effort by the Company to seek a protective order or similar remedy. Upon written request of the Company or the Board, the Recipient shall promptly return or destroy, at the Recipient's option, any and all records, notes, and other written, printed, or tangible materials in its possession pertaining to the Confidential Information; *provided, however,* that each Recipient and its Representatives may retain any electronic or written copies of Confidential Information as may be stored on its electronic records or storage system resulting from automated back-up systems or required by law, other regulatory requirements, or internal document retention policies. Any Confidential Information that is not returned or destroyed, including, without limitation, any oral Confidential Information, and all notes, analyses, compilations, studies, or other documents prepared by or for the benefit of the Recipient from such information, will remain subject to the confidentiality obligations set forth in this Agreement. Each of the Investors shall be liable for any unauthorized disclosure of Confidential Information by its or Jones' respective Representatives. Notwithstanding Section 30 of this Agreement, each Recipient's obligations under this Section 4 shall survive termination or expiration of this Agreement until the earlier to occur of (a) twenty-four (24) months after the date the Recipient received the last of such Confidential Information, and (b) twenty-four (24) months after the date on which Jones no longer serves as a member of the Board (the "Confidentiality Termination Date").

(b)   All Confidential Information is provided to the Recipient "as is" and the Company does not make any representation or warranty as to the accuracy or completeness of the Confidential Information or any component thereof. The Company will have no liability to the Recipient resulting from the reliance on the Confidential Information. The Recipient acknowledges that all of the Confidential Information is owned solely by the Company (or its licensors) and that the unauthorized disclosure or use of such Confidential Information would cause irreparable harm and significant injury, the degree of which may be difficult to ascertain. Therefore, in the event of any breach of this Section 4, the Company is entitled to seek all forms of equitable relief (including an injunction and order for specific performance), in addition to all other remedies available at law or in equity.

(c)   As used in this Agreement, "Confidential Information" means any and all information or data concerning the Company, whether in verbal, visual, written, electronic, or other form, which is disclosed to any Investor or Jones by the Company or any Representative of the Company (including, but not limited to, all relevant materials and information that is non-public information); *provided, however,* that "Confidential Information" shall not include information that:

(i)   is or becomes generally available to the public other than as a result of disclosure of such information by the Investor Group, Jones, or any of their respective Representatives in violation of this Section 4;

(ii)   is independently developed by the Investor Group, Jones, or any of their respective Representatives, without use of the Confidential Information provided by the Company or any Representative thereof;

(iii)   becomes available to an Investor, Jones, or any of their respective Representatives at any time on a non-confidential basis from a third party that is not, to such Recipient's knowledge, prohibited from disclosing such information to such Recipient by any contractual, legal, or fiduciary obligation to the Company; or

(iv)   was known by the Investor Group, Jones, or any of their respective Representatives prior to receipt from the Company or from any Representative thereof and, to such Recipient's knowledge, the source of such information was not prohibited from disclosing such information to such Recipient by any contractual, legal, or fiduciary obligation to the Company.

(d)   The Company agrees that, following the Effective Date and prior to the Confidentiality Termination Date, the Company shall promptly (and in any event, no later than the time that the Company's directors are notified) notify the Investor Group in writing as to the (i) opening of a trading window during which time all directors of the Company are permitted to trade in the Company's securities and (ii) institution of a blackout period during which time all directors of the Company are prohibited from trading in the Company's securities.

(e)   Notwithstanding anything in this Agreement to the contrary, the Company acknowledges that the Investors and their Affiliates' businesses include the analysis of, and investment in, securities, instruments, businesses and assets, and Confidential Information may serve to give such persons a deeper overall knowledge and understanding in a way that cannot be separated from their other knowledge, and accordingly, and without in any way limiting the Investors' obligations under this Agreement, the Company acknowledges that this Agreement is not intended to restrict the use of such overall knowledge and understanding solely for internal investment analysis purposes, including, subject to applicable law, the purchase, sale, consideration of, and decisions related to, other investments. Subject to applicable law, nothing in this Agreement shall be understood to prohibit or otherwise limit the Investors from negotiating, evaluating and/or trading, directly or indirectly, in any index fund, exchange traded fund, benchmark fund, or other basket of securities which may contain or otherwise reflect the performance of any securities of the Company. Further, notwithstanding anything in this Agreement to the contrary and subject to applicable law (and assuming Confidential Information is not improperly used in violation of this Agreement, taking into account this Section 4), none of the Investors nor any of their Representatives shall be deemed by the Company to be misappropriating any information, or violating any other duty or obligation to the Company, if such Investor or any of its Representatives, either directly or for the account of other accounts that such Investor or Representative manages, engage in transactions in the securities or other financial instruments (such as bank debt) of any person other than the Company while in possession of Confidential Information.

(f)   The Company acknowledges and agrees that, subject to the execution of an appropriate confidentiality agreement, prior to their election to the Board at the 2025 Annual Meeting, the New Directors shall be entitled to receive the same materials and notices distributed to members of the Board.

5.   **Acknowledgment of Obligations under Securities Laws**. The Investor Group, Jones, and their respective Representatives acknowledge that each is aware of the restrictions imposed by the United States federal securities laws and other applicable foreign and domestic laws (collectively, the "Securities Laws") on a person possessing material nonpublic information about a publicly traded company, including, but not limited to, restrictions that prohibit such person from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

6.   **Representations and Warranties of the Company**. The Company represents and warrants to the Investors that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement

of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) to the actual knowledge of the executive officers of the Company, the execution, delivery, and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

7.   **Representations and Warranties of the Investors**. Each Investor, on behalf of itself, severally represents and warrants to the Company that (a) as of the date hereof, such Investor beneficially owns, directly or indirectly, only the number of shares of Common Stock as described opposite its name on Exhibit A and Exhibit A includes all Affiliates of any Investor that own any securities of the Company beneficially or of record and reflects all shares of Common Stock in which the Investors have any interest or right to acquire, whether through derivative securities, voting agreements or otherwise, (b) this Agreement has been duly and validly authorized, executed and delivered by such Investor, and constitutes a valid and binding obligation and agreement of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) such Investor has the authority to execute the Agreement on behalf of itself and the applicable Investor associated with that signatory's name, and to bind such Investor to the terms hereof, (d) each of the Investors shall cause its respective Representatives acting on its behalf to comply with the terms of this Agreement, and (e) to the actual knowledge of each Investor, the execution, delivery, and performance of this Agreement by such Investor does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Investor is a party or by which it is bound.

8.   **Mutual Non-Disparagement**. Subject to applicable law, each of the parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other party or any of its agents, subsidiaries, Affiliates, officers, key employees or directors shall have breached this Section 8, neither it nor any of its agents, subsidiaries, Affiliates, officers, key employees or directors shall in any way publicly disparage, call into disrepute or otherwise defame or slander the other party or such other party's subsidiaries, Affiliates, current or former directors or officers (solely in connection with their service in such capacities), or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation thereof. For the avoidance of doubt, the foregoing shall not prevent the making of any factual statement in connection with any compelled testimony or production of information by legal process, subpoena, or as part of a response to a request for information from any

11

governmental authority with purported jurisdiction over the party from whom information is sought.

9.   **Public Announcements**. Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release (the "Press Release") announcing this Agreement, substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Press Release, neither the Company nor any of the Investors nor any of their respective Representatives shall issue any press release or make any public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party. No party nor any of its Representatives shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with this Agreement or the Press Release.

10.   **SEC Filings**.

(a)   No later than four (4) business days following the execution of this Agreement, the Company shall file a Current Report on Form 8-K with the SEC reporting entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto. The Company shall provide the Investor Group with a copy of such Form 8-K prior to its filing with the SEC and shall consider in good faith any timely comments of the Investor Group.

(b)   No later than two (2) business days following the execution of this Agreement, the Investor Group shall file an amendment to its Schedule 13D with respect to the Company that has been filed with the SEC, reporting the entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto. The Investor Group shall provide the Company with a copy of such amendment to its Schedule 13D prior to its filing with the SEC and shall consider in good faith any timely comments of the Company.

11.   **Expenses**. Each of the Company and the Investor Group shall bear its own fees, costs, and expenses (including legal expenses) incurred in connection with the Investor Group's involvement at the Company through the date of this Agreement, including, but not limited to its Schedule 13D filings, its engagement with members of the Board and the Company's management team, and the negotiation and execution of this Agreement; *provided*, *however*, that the Company shall reimburse the Investor Group for its reasonable and documented out of pocket fees and expenses, including legal fees, in connection with such matters in an amount not to exceed $50,000 in the aggregate. The Company shall remit such reimbursement to the Investor Group in four (4) equal quarterly installments, the first installment payable within five (5) business days of receiving documentation therefor.

12.   **Definitions**. As used in this Agreement:

(a)   The term "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; *provided, however,* that, for purposes of this Agreement, no Investor shall be deemed an Affiliate of the Company and the Company shall not be deemed an Affiliate of any Investor; *provided*, *further*, that "Affiliates" of a person shall not include any entity, solely by reason of the fact that one or more of such person's employees or principals serves as a member of its board of directors or similar governing body, unless such person otherwise controls such entity (as the term "control" is defined in Rule 12b-2 promulgated by the SEC under the Exchange Act); *provided*, *further*, that with respect to the Investor Group, "Affiliates" shall not include any portfolio operating company (as such term is understood in the private equity industry) of any of the Investors or their Affiliates (unless such portfolio operating company is acting at the direction of the Investor Group or any of their Affiliates to engage in conduct that is prohibited by this Agreement);

(b)   The term "Associate" shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; *provided, however,* that, for purposes of this Agreement, no Investor shall be deemed an Associate of the Company and the Company shall not be an Associate of any Investor; *provided, further,* that the term "Associate" shall refer only to Associates controlled by the Company or the Investor Group, as applicable;

(c)   The terms "beneficial owner" and "beneficial ownership" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(d)   The term "business day" means any day that is not a Saturday, Sunday, or other day on which commercial banks in the State of North Carolina are authorized or obligated to be closed by applicable law;

(e)   The term "Change of Control" shall mean the sale of all or substantially all the assets of the Company; any merger, consolidation, or acquisition of the Company with, by or into another corporation, entity, or person; or any change in the ownership of more than 50% of the voting capital stock of the Company in one or more related transactions;

(f)   The term "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended;

(g)   The terms "group," "proxy," and "solicitation" (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act and the rules and regulations promulgated thereunder; *provided*, that the meaning of "solicitation" shall be without regard to the exclusions set forth in Rules 14a-1(1)(2)(iv) and 14a-2 under the Exchange Act;

(h)   The term "Net Long Position" has the meaning set forth in Rule 14e-4 under the Exchange Act;

(i)   The terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity of any kind or nature;

(j)   The term "Representatives" means a person's directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents, and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person;

(k)   The term, "SEC" means the U.S. Securities and Exchange Commission;

(l)   The term "third party" refers to any person that is not a party, a member of the Board, a director or officer of the Company, or legal counsel to either party; and

(m)   The term "voting securities" means the Common Stock and any other Company securities entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

13.   **Specific Performance**. Each of the Investors, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that the Investors or any Investor, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to seek specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

14.   **Notice**. Any notices, consents, determinations, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:

Culp, Inc.
410 W. English Rd., 5th Floor
High Point, NC 27262
Email: jmgrow@culp.com
Attention: Justin Grow, Esq., Vice President, General Counsel and Secretary

With copies (which shall not constitute notice) to:

Paul Hastings LLP
200 Park Avenue
New York, NY 10166
Email: seandonahue@paulhastings.com

           andrewgoodman@paulhastings.com
Attention: Sean M. Donahue, Esq.
           Andrew H. Goodman, Esq.

If to any Investor:

22NW, LP
590 1st Avenue South, Unit C1
Seattle, WA 98104
Email: english@22nw.com
        markwilson@22nw.com
Attention: Aron R. English
        Mark Wilson

With copies (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
E-mail: rnebel@olshanlaw.com
Attention: Ryan Nebel

15.   **Governing Law**. This Agreement shall be governed in all respects, including validity, interpretation, and effect, by, and construed in accordance with, the laws of the State of North Carolina, without giving effect to the principles of conflicts of law or choice of law thereof or of any other jurisdiction to the extent that such principles would require or permit the application of the laws of another jurisdiction.

16.   **Jurisdiction**. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of federal or state courts of the State of North Carolina located in the City of High Point in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the federal or state courts of the State of North Carolina located in the City of High Point, (c) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (d) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such party's principal place of business or as otherwise provided by applicable law. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action, suit or other legal proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment before judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) such action, suit or other legal proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such action, suit or other legal proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court.

17.   **Waiver of Jury Trial**. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS

LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17.

18.   **Representative**. Each Investor hereby irrevocably appoints 22NW, LP as its attorney-in-fact and representative (the "22NW Representative"), in such Investor's place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated hereby. The Company shall be entitled to rely, as being binding on each Investor, upon any action taken by the 22NW Representative or upon any document, notice, instruction, or other writing given or executed by the 22NW Representative.

19.   **Entire Agreement**. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, and representations, whether oral or written, of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants, or undertakings, oral or written, between the parties other than those expressly set forth herein.

20.   **Headings**. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

21.   **Waiver**. No failure on the part of any party to exercise, and no delay in exercising, any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power, or remedy.

22.   **Remedies**. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law or equity. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final, non-appealable order that this Agreement has been breached by either party, then the breaching party shall reimburse the other party for its costs and expenses (including, without limitation, reasonable legal fees and expenses) incurred in connection with all such litigation, including any appeal therefrom.

23.   **Receipt of Adequate Information; No Reliance; Representation by Counsel**. Each party acknowledges that it has received adequate information to enter into this Agreement, that it has had adequate opportunity to make whatever investigation or inquiry it may deem

necessary or desirable in connection with the subject matter of this Agreement prior to the execution hereof, and that it has not relied on any promise, representation, or warranty, express, or implied not contained in this Agreement. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. Further, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner so as to effect the intent of the parties.

24. **Construction**. When a reference is made in this Agreement to a section, such reference shall be to a section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" and "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "will" shall be construed to have the same meaning as the word "shall." The words "dates hereof" will refer to the date of this Agreement. The word "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule, or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule, or statute as from time to time amended, modified, or supplemented.

25. **Severability**. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

26. **Amendment**. This Agreement may be modified, amended, or otherwise changed only in a writing signed by all of the parties hereto, or in the case of the Investors, the 22NW Representative, or their respective successors or assigns.

27. **Successors and Assigns**. The terms and conditions of this Agreement shall be binding upon and be enforceable by the parties hereto and the respective successors, heirs, executors, legal representatives and permitted assigns of the parties, and inure to the benefit of any successor, heir, executor, legal representative or permitted assign of any of the parties; *provided,*

however, that no party may assign this Agreement or any rights or obligations hereunder without, with respect to any Investor, the express prior written consent of the Company (with such consent specifically authorized by a majority of the Board), and with respect to the Company, the prior written consent of the 22NW Representative.

28. **No Third-Party Beneficiaries**. The representations, warranties, and agreements of the parties contained herein are intended solely for the benefit of the party to whom such representations, warranties, and/or agreements are made, and shall confer no rights, benefits, remedies, obligations, or liabilities hereunder, whether legal or equitable, in any other person or entity, and no other person or entity shall be entitled to rely thereon.

29. **Counterparts; Facsimile / PDF Signatures**. This Agreement and any amendments hereto may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a portable document format (.pdf or similar format) data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page was an original thereof.

30. **Termination**. Unless otherwise mutually agreed in writing by each party, this Agreement shall terminate on the Termination Date. Notwithstanding the foregoing, the provisions of Section 11 through this Section 30 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any party from liability for any breach of this Agreement prior to such termination.

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[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE TO AGREEMENT]

IN WITNESS WHEREOF the parties have duly executed and delivered this Agreement as of the date first above written.

CULP, INC.

By: /s/ Robert G. Culp, IV
Name: Robert G. Culp, IV
Title: President and Chief Executive Officer

22NW FUND, LP
By: 22NW Fund GP, LLC, its General Partner

By: /s/ Aron R. English
Name: Aron R. English
Title: Manager

22NW, LP
By: 22NW GP, Inc., its General Partner

By: /s/ Aron R. English
Name: Aron R. English
Title: President and Sole Shareholder

22NW FUND GP, LLC

By: /s/ Aron R. English
Name: Aron R. English
Title: Manager

22NW GP, INC.

By: /s/ Aron R. English
Name: Aron R. English
Title: President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH

/s/ Bryson O. Hirai-Hadley
BRYSON O. HIRAI-HADLEY

/s/ Alexander B. Jones
ALEXANDER B. JONES

Investor	Shares of Common Stock Beneficially Owned
22NW Fund, LP 22NW, LP 22NW Fund GP, LLC 22NW GP, Inc.	1,859,061[1]
Aron R. English	1,860,511[2]
Bryson O. Hirai-Hadley	799
Alexander B. Jones	525[3]

---

[1] Directly beneficially owned by 22NW Fund, LP.

[2] Consists of 1,450 shares directly beneficially owned by Aron R. English and 1,859,061 shares directly beneficially owned by 22NW Fund, LP. Mr. English, as the Portfolio Manager of 22NW, LP, Manager of 22NW Fund GP, LLC and President and sole shareholder of 22NW GP, Inc., may be deemed to beneficially own the 1,859,061 shares of Common Stock beneficially owned by 22NW Fund, LP, which, together with the 1,450 shares of Common Stock he directly beneficially owns, constitutes an aggregate of 1,860,511 shares of Common Stock.

[3] Excludes 9,197 restricted stock units ("RSUs") awarded to Mr. Jones in connection with his service as a director of the Company. Each RSU vests into the right to receive one share on the earlier of (i) the one-year anniversary of the date of grant (September 26, 2024) and (ii) the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding year's annual meeting.

EXHIBIT B

FORM OF PRESS RELEASE



CULP ENTERS INTO MULTI-YEAR AGREEMENT WITH LARGEST SHAREHOLDER

HIGH POINT, N.C. (June 9, 2025) – Culp, Inc. (NYSE: CULP), a leading provider of fabrics for bedding and upholstery fabrics for residential and commercial furniture, announced today that it has entered into a new, multi-year cooperation agreement with its largest shareholder, Seattle-based 22NW, LP. Among other voting, governance and standstill provisions, 22NW will provide its voting support to Culp at its 2025 and 2026 Annual Meetings of Shareholders pursuant to the agreement. In addition, new independent director candidates Douglas Collier and Lynn D. Heatherton will be nominated for election to the Company's board of directors at its 2025 and 2026 Annual Meetings of Shareholders along with Alexander B. Jones of 22NW, who joined the board in 2024 as part of an agreement between Culp and 22NW. The current size of the Company's board of directors will not be increased in connection with these nominations.

Robert G. Culp, IV, the Company's President and CEO, commented, "This new cooperation agreement with 22NW will provide support for CULP's management, employees and customers and, once again, demonstrates our willingness and ability to work constructively with investors to generate positive outcomes for all stakeholders."

Aron R. English, 22NW's Portfolio Manager and Founder, commented, "Culp is an important investment for 22NW and we welcome the opportunity to support the company as it positions itself for future growth opportunities."

The complete agreement between Culp and 22NW will be filed with the SEC as an exhibit to a form 8-K.

Investor Relations Contact

Ken Bowling, Executive Vice President, Chief Financial Officer, and Treasurer:
(336) 881-5630
krbowling@culp.com

About the Company

Culp, Inc. is one of the largest marketers of mattress fabrics for bedding and upholstery fabrics for residential and commercial furniture in North America. The company markets a variety of fabrics to its global customer base of leading bedding and furniture companies, including fabrics produced at Culp's manufacturing facilities and fabrics sourced through other suppliers. Culp has manufacturing and sourcing capabilities located in the United States, China, Haiti, Turkey, and Vietnam.